SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For
November 2004
Commission File Number 0-28800
Durban Roodepoort Deep, Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2004, incorporated by reference herein:
Exhibits
99.1
Release dated November 10, 2004, entitled "Share Option Allocations"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)
Date: November 12, 2004 By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR) (ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRDGOLD")
SHARE OPTION ALLOCATIONS
DRDGOLD announces that, in terms of the six-monthly allocation of employee share options for the Durban Roodepoort Deep, Limited (1996) Employee Share Option Scheme (as amended) ("the Employee Share Option Scheme"), the following allocations have taken place:
  a total of 1 562 600 share options in aggregate were allocated to 75 senior members of staff on 26 April 2004;
and
  a total of 2 054 300 share options in aggregate were allocated to 89 senior members of staff on 1 November 2004.
In compliance with rules 3.63 to 3.74 of the Listing Requirements of the JSE Securities Exchange South Africa, the following information is disclosed regarding the allocation of share options to directors under the Employee Share Option Scheme.
26 April 2004
Name                                         Number of
options
Strike price
(Rand)
Total value
(Rand)
Directors
A Lubbe 64 200 19.36 1 242 912
D van der Mescht 68 200 19.36 1 320 352
Company secretary
A Townsend 16 800 19.36 325 248
All of the above options represent direct, beneficial interests in DRDGOLD shares and vest in the manner set out in the table below.
Vesting date Percentage of allocation vesting
26 October 2004 25%
26 April 2005 25%
26 April 2006 25%
26 April 2007 25%

1 November 2004
Name                                       Number of
options
Strike price
(Rand)
Total value
(Rand)
Directors
A Lubbe
106 500 10.93 1 164 045
Company secretary
A Townsend 27 300 10.93 298 389
All of the above options represent direct, beneficial interests in DRDGOLD shares and vest in the manner set out in the table below.
Vesting date Percentage of allocation vesting
01 May 2005 25%
01 November 2005 25%
01 November 2006 25%
01 November 2007 25%
In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance for the above allocations has been obtained from the Chairman of the Remuneration Committee of DRDGOLD and the Chairman of the DRDGOLD Board.
Johannesburg
10 November 2004
Sponsor
Standard Bank